Exhibit No. 99.2
SATÉLITES MEXICANOS, S.A. DE C.V. ANNOUNCEMENT:
Mexico City, May 28, 2009:
Satmex announced plans to hold a conference call on June 4, 2009 beginning at 12.00 PM EST.
CEO Patricio Northland and CFO Luis Stein will provide a business update and discuss Q1 2009 results.
The dialing instructions for the call are:
US Toll-Free: 1-800-748-2715
International: 1-212-231-2921
The call will be recorded and replay will be available from 2:30 PM EST on June 4, 2009 to 2:30 PM EST on June 11, 2009. The replay information will be:
US Toll-Free: 1-800-633-8284
International: 1-402-977-9140
Reservation Number: 21425387
Satmex is the leading satellite service provider in Latin America. Our fleet offers hemispheric and regional coverage throughout the Americas. We own and operate three satellites for full-time and occasional services in both C and Ku-Bands:
•	Solidaridad 2

•	Satmex 5

•	Satmex 6
Thousands of users in the American continent, regardless of region or culture, benefit from our services in applications such as broadband, voice and data transmission, and video broadcasting, among others.
With over 30 years of experience and landing rights in 40 countries and territories, we offer creative business and technology solutions to improve the profitability of our customers. Our priority is empowering our customers’ business, by providing a service of excellence for every need, all the time, anywhere in the Americas.
Contact information: Luis Fernando Stein Velasco +52 55 2629 5808